Exhibit 14.1

BJ SERVICES COMPANY

SUPPLEMENTAL CODE OF BUSINESS CONDUCT AND ETHICS

FOR DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

This Code of Business Conduct and Ethics (“Code”) applies to the Company’s Chief Executive Officer, Chief Financial Officer and Controller and the other senior officers of the Company, as officers and employees of the Company, and to the members of the Board of Directors of the Company (collectively, the “Officers and Directors”).

The Code is subject to all applicable law. Nothing in this Code is intended to require any action contrary to law. In the event that the Code conflicts with any law, you must comply with the law. Nothing in the Code is intended or will be considered (1) to amend the charter or bylaws of the Company, (2) to change the legal duties imposed upon officers or directors under state, federal and other applicable statutes, rules and regulations, (3) to expand the liabilities of officers or directors beyond applicable law, or (4) to affect any rights available to officers or directors under state and other applicable law or the Company’s charter or bylaws. Officers and Directors shall also be entitled to the benefits of indemnification to the fullest extent permitted by law and the Company’s charter, bylaws, and to exculpation as provided by state law and the Company’s charter.

The Code may be amended, modified or waived from time to time. This Code may be amended, modified or waived by the Board of Directors. Waivers may also be granted by a committee of the Board of Directors. Any amendments, modifications or waivers of the Code will be promptly disclosed in accordance with applicable securities laws and the applicable rules of the New York Stock Exchange. This disclosure requirement also applies to any de facto waiver where an officer or Director violates the Code but is not subjected to any internal sanctions.

You should consult the appropriate persons if you have any questions about the Code. Any questions regarding the Code should be directed to the General Counsel of the Company.

The Company has existing policies and procedures that apply to all employees, including the Officers. The Code has been adopted by the Board of Directors in order to comply with the Sarbanes-Oxley Act of 2002, and is intended to supplement, but not replace, the policies and procedures of the Company. In the event that any policy or procedure of the Company conflicts with the Code, you must comply with the Code.

1. Honest and Ethical Conduct

Each Officer and Director must demonstrate honest and ethical conduct in fulfilling his or her duties, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2. Avoidance of Conflicts of Interest

Conflicts of interest must be avoided without prior approval. A “conflict of interest” exists when an individual’s private interest interferes with the interests of the Company, and may exist even when there is an appearance of such a conflict. A conflict situation can arise when an employee or officer takes actions or has interests that make it difficult to perform his or her company work properly and objectively. A conflict situation can arise when a director takes actions or has interests that make it difficult to perform his or her responsibilities as a director properly and objectively. Conflicts of interest also arise when an employee or officer, or a member of his or her family, or a director, receives improper personal benefits as a result of the employee’s or officer’s or director’s position in the Company, whether received from the Company or a third party.

An Officer or Director must disclose to the Company any conflicts of interest, including any material transaction or relationship involving a potential conflict of interest. An Officer or Director should communicate directly to the General Counsel or the Chief Executive Officer, or to the Nominating and Governance Committee or the Board of Directors if the Officer or Director becomes aware of a conflict of interest or a potential conflict. If the conflict or potential conflict involves the Chief Executive Officer or a Director, disclosure should be made to the Nominating and Governance Committee or the full Board of Directors.

No Officer may work, including as a consultant or a board member, simultaneously for the Company and any competitor, customer or supplier of the Company. Officers are encouraged to avoid any direct or indirect business connections with the Company’s competitors, customers or suppliers, except on behalf of the Company.

Officers and Directors and their family members are prohibited from accepting any personal loans from the Company or allowing the Company to guarantee any of their personal obligations, except as may be permitted and accurately disclosed under applicable law.

3. Full Disclosure

It is of critical importance that the Company’s public filings and disclosures be accurate and timely. Each Officer of the Company is responsible for ensuring full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. Each Officer shall use his or her best efforts to review each report on Form 10-K and Form 10-Q before it is filed with the SEC. In addition, the CEO and CFO must review the matters to be certified in each report before making the certifications.

Each Officer and Director is prohibited from taking any action to improperly influence, coerce, manipulate or mislead the Company’s internal or outside auditors or to prevent such persons from performing a diligent audit of the Company’s financial statements.

Each Officer who communicates with analysts and investors must comply with Regulation FD in discussions with analysts and investors, and must cause a corrective filing to be made in case the Officer becomes aware of an inadvertent violation of Regulation FD.

4. Compliance with Laws, Rules and Regulations (including insider trading laws)

Each Officer is required to comply with all applicable governmental laws, rules and regulations, including, without limitation, all “insider trading” prohibitions and disclosure obligations applicable to the Company and its executive officers. Each Director is required to comply with governmental laws, rules and regulations applicable to them in their position as a director including, without limitation, all “insider trading” prohibitions and disclosure obligations applicable to the Company’s directors.

Each Officer must comply with the Company’s reporting policies, disclosure controls and procedures, and internal controls.

5. Reporting of Illegal or Unethical Behavior

Any Officer or Director who believes that (1) violations of this Code or other illegal or unethical conduct by employees, officers or directors of the Company have occurred or may occur, or (2) the Company’s financial disclosures are misleading as a result of accounting or auditing irregularities must promptly contact the General Counsel or the Nominating and Governance Committee of the Company. If these concerns require confidentiality, such as providing anonymity for the source of the information, the Officer or Director will make every effort to maintain such confidentiality, subject to applicable law, regulations or legal proceedings.

No Officer or Director will engage in or participate in retaliation against individuals who submit reports through proper procedures, in good faith, of actual or suspected violations of this Code, other illegal or unethical conduct, or accounting and auditing irregularities.

6. Accountability for Adherence to the Code

Each Officer and Director is responsible for adhering to this Code. Any Officer who violates this Code will be subject to appropriate disciplinary action. The Company will take disciplinary action against any Officer who retaliates directly or indirectly against any employee, officer or director who reports actual or suspected violations of this Code.

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